CMS Bancorp, Inc.

123 Main Street, Suite 750

White Plains, New York 10601

February 8, 2007

VIA EDGAR AND FACSIMILE

Mr. Todd Schiffman

Assistant Director

Financial Services Group

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CMS Bancorp, Inc.
Registration Statement on Form SB-2 (Registration No. 333-139176)
Request for Acceleration of Effectiveness

Dear Mr. Schiffman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, CMS Bancorp, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form SB-2, as amended by pre-effective Amendments No. 1, No. 2 and No. 3 (the “Filing”), be accelerated to 5:00 p.m. on Monday, February 12, 2007, or as soon as practicable thereafter.

The cooperation of the staff in meeting this timetable is very much appreciated.

The Company acknowledges that:

•

Should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be addressed to V. Gerard Comizio or Samantha M. Kirby of Thacher Proffitt & Wood LLP at (202) 347-8400.

Very truly yours, CMS Bancorp, Inc.

By:	/s/ John E. Ritacco
John E. Ritacco President and Chief Executive Officer